                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 1993

                             OR
/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from __________  to  __________.



Commission file number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Quanex Corporation Employee Savings Plan





B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Quanex Corporation
      1900 West Loop South, Suite 1500
      Houston, Texas 77027
      Phone: (713) 961-4600

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE
      ----------------------------------

Deloitte & Touche

Suite 2300                  Telephone: (713) 756-2000
333 Clay Street             Facsimile: (713) 756-2001
Houston, Texas 77002-4196



                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

RE:  Quanex Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Employee Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information by fund and supplemental schedules of (1) investments as of December 31, 1993 and (2) 5% reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. This informtion and these schedules are not a required part of the basic financial statements. The schedules are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and these schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


   /s/  Deloitte & Touche
- - - - - ------------------------------

April 26, 1994

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                                                  December 31,
                                           ---------------------------
                                              1993            1992
                                           -----------     -----------
Assets:

  Investments, at fair value:

     Mutual fund assets                    $20,540,650     $17,570,623
     Quanex common stock                       919,891         609,487
                                           -----------     -----------
                                            21,460,541      18,180,110
                                           -----------     -----------
     Deposits with insurance company,
       at contract value                     1,631,963       2,143,329
                                           -----------     -----------
          Total                             23,092,504      20,323,439
                                           -----------     -----------
      Contributions receivable:
        Employer                                93,572          88,453
        Employee                               333,161         286,411
                                           -----------     -----------
          Total                                426,733         374,864
                                           -----------     -----------
      Net assets available for benefits    $23,519,237     $20,698,303
                                           ===========     ===========








                       See notes to financial statements.

                   QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                           Year Ended
                                                           December 31,
                                                     --------------------------
                                                       1993            1992
                                                     -----------    -----------
Investment income:

  Interest and dividends                             $ 1,494,799    $ 1,424,362

  Net appreciation (depreciation) in
    fair value of investments                            872,527       (429,098)
                                                     -----------    -----------
        Total                                          2,367,326        995,264
                                                     -----------    -----------
Contributions:
  Employer                                               815,869        864,885
    Less forfeitures                                      13,061         34,913
                                                     -----------    -----------
                                                         802,808        829,972

  Employee                                             2,873,550      2,909,438
                                                     -----------    -----------
        Total                                          3,676,358      3,739,410
                                                     -----------    -----------
        Total additions                                6,043,684      4,734,674
                                                     -----------    -----------

Benefit payments                                       2,741,106      2,623,867

Transfer of Bellville assets                             481,644
                                                     -----------    -----------
        Total deductions                               3,222,750      2,623,867
                                                     -----------    -----------
Increase in net assets available for benefits          2,820,934      2,110,807

Net assets available for benefits:
  Beginning of year                                   20,698,303     18,587,496
                                                     -----------    -----------
  End of year                                        $23,519,237    $20,698,303
                                                     ===========    ===========




                      See notes to financial statements.

                   QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1993 AND 1992


A.  THE PLAN

The following brief description of the Quanex Corporation Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

    (1) GENERAL. The Plan became effective April 1, 1986 and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution plan which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which employees of the Company and its subsidiaries, who are not covered by a collective bargaining agreement, are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company (the "Trustee").
         The Benefits Committee (the "Committee"), appointed by the Board of Directors of the Company, serves as the Plan administrator.

    (2) CONTRIBUTIONS. Participants may elect to contribute up to 15% of their pre-tax annual compensation or up to 10% of their after-tax annual compensation limited to 15% of considered compensation as defined by the Plan agreement. The Company matches 50% of the employee's contribution up to, but not in excess of, 2.5% of the employee's annual compensation.

    (3) PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of investment income, which is based on the participant's account balance as of the end of the period in which the income was earned.

    (4) INVESTMENT OPTIONS. The Plan has seven investment funds managed by the Trustee, as follows:

         Government Money Market Fund--composed of short-term government obligations.

         Short-Intermediate Government Fund--invested and reinvested in securities issued by the U.S. government.

         Puritan Fund--invested and reinvested in common and preferred stock and bonds.

         Magellan Fund--invested and reinvested in equity and debt securities of foreign and domestic companies.

         Growth and Income Fund--invested and reinvested in equity and debt securities of foreign and domestic companies.

         Overseas Fund--invested and reinvested in foreign securities.

         Quanex Common Stock Fund--invested and reinvested in common stock of Quanex Corporation.

         Additionally, the Plan has investments in a series of guaranteed investment contracts. Refer to Note C for further discussion.

         The Short-Intermediate Government Fund replaced the Intermediate
            Bond Fund during January 1993.

    (5) VESTING. Participants are immediately vested in their voluntary contributions and the related earnings. Vesting in employer's matching contributions for employees is 0% for less than one year of service graduating to 100% for five or more years. Upon death, retirement, or total permanent disability, the participant or beneficiary becomes immediately 100% vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

    (6) PAYMENT OF BENEFITS. Upon termination of service, the participant may elect to receive a lump-sum amount equal to the amount of vested benefits in his or her account. Benefits payable as of December 31, 1993 and 1992 were $131,106 and $239,816, respectively. See further discussion of benefits payable in Note H.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (1) ACCOUNTING BASIS. The financial statements are prepared on the accrual basis of accounting.

    (2) ADMINISTRATIVE EXPENSES. From inception of the Plan through 1988, the Company reimbursed the Plan for all administrative expenses. During 1989, the Plan began paying its own recordkeeping expenses. All other administrative expenses were paid by the Company. Effective April 1, 1991, with the appointment of the Trustee, the Company began paying the recordkeeping fees.

    (3) INVESTMENT VALUATION. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for mutual funds is determined using a quoted net asset value. Fair value for Quanex common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price.

C.  DEPOSITS WITH INSURANCE COMPANY

    On December 1, 1988, the Plan entered into a series of guaranteed investment contracts with Metropolitan Life Insurance Company ("Metropolitan") for the Fixed Income Fund. The contracts provide a guaranteed rate of return on principal invested which is credited to the Plan for the length of the contracts. The contracts are charged for Plan withdrawals. The contract is included in the financial statements at the December 31, 1993 and 1992 contract values as reported to the Plan by Metropolitan. The remaining contracts mature between January 1, 1994 and January 1, 1995 and provide an interest rate of 8.3%

D.  TRANSFER OF BELLVILLE BALANCES

    In April 1993, the Company sold its Bellville Tube Division. Effective November 15, 1993, Bellville Tube employees' plan balances were transferred from the Plan into the Bellville Tube Corporation's 401(k) Plan, which was implemented by the purchasing company. At the time of transfer, participants became fully vested in the employer's contributions.

E.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.  FEDERAL INCOME TAX STATUS

    The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated February 25, 1991. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.  RELATED PARTY TRANSACTIONS

    During the years ended December 31, 1993 and 1992, the Plan purchased shares of Quanex common stock, as shown below:

                        1993                       1992
                  ----------------           ----------------
                  Shares      Cost           Shares      Cost
                  ------      ----           ------      ----
                  36,374    $603,737         31,054    $670,995

    During the years ended December 31, 1993 and 1992, the Plan sold 15,299 and 2,358 shares of Quanex common stock for $272,777 (cost $262,551) and $49,714 (cost $55,484), respectively.

    During the years ended December 31, 1993 and 1992, the Plan purchased shares of Fidelity, the Trustee, mutual fund assets, as shown below:

                         1993                       1992
                  ------------------         ------------------
                  Shares        Cost         Shares        Cost
                  ------        ----         ------        ----
                2,689,355   $11,188,872    4,620,633    $10,045,549

    During the years ended December 31, 1993 and 1992, the Plan sold 4,275,504 and 4,342,930 shares of Fidelity mutual fund assets for $9,111,570 (cost $8,961,201) and $5,713,179 (cost $5,702,006), respectively.

H.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    Benefits payable are not reported as a liability on the statement of net assets available for benefits in the financial statements prepared in conformity with generally accepted accounting principles. Such amounts are reported as a liability on Form 5500. See reconciliation of the financial statements to Form 5500 below:

                                                         December 31,
                                                  -------------------------
                                                     1993          1992
                                                  -----------   -----------
    Net assets available for benefits per
      financial statements                        $23,519,237   $20,698,303

      Less:  Benefits payable                         131,106       239,816
                                                  -----------   -----------
    Net assets available for benefits per
      Form 5500                                   $23,388,131   $20,458,487
                                                  ===========   ===========

     For the year ended December 31, 1993, benefit payments recorded in the financial statements totalled $2,741,106. Benefit payments recorded in Form 5500 totalled $2,632,396.

I. SUBSEQUENT EVENTS

        Effective March 1994, the Plan added the Fidelity Balanced Fund and the Fidelity Contrafund as investment options. The Fidelity Balanced Fund invests in common and preferred stocks and bonds. The Fidelity Contrafund invests in equities of foreign and domestic companies.

J. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS TO INVESTMENT PROGRAMS The following tables provide supplemental information regarding the net assets available for benefits by investment fund.

                                                                    December 31, 1993
                  -----------------------------------------------------------------------------------------------------------------
                                             SHORT-
                                 GOVERN-     INTER-                                                                       GUARAN-
                                  MENT       MEDIATE     INTER-                 GROWTH                          QUANEX     TEED
                                 MONEY       GOVERN-     MEDIATE                 AND                            COMMON    INVEST-
                                 MARKET       MENT        BOND       PURITAN    INCOME    MAGELLAN   OVERSEAS   STOCK      MENT
                     TOTAL        FUND        FUND        FUND        FUND       FUND       FUND       FUND      FUND     CONTRACT
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------  -------  ----------
Assets:
Investments, at
 fair value:
 Mutual fund
  assets          $20,540,650  $7,465,156  $1,866,521  $        0  $3,755,717  $779,550  $5,673,694  $1,000,012
 Quanex common
  stock               919,891                                                                                   $919,891
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
                   21,460,541   7,465,156   1,866,521           0   3,755,717   779,550   5,673,694   1,000,012  919,891
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
Deposits with
 insurance
 company, at
 contract value     1,631,963                                                                                            $1,631,963
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
    Total          23,092,504   7,465,156   1,866,521           0   3,755,717   779,550   5,673,694   1,000,012  919,891  1,631,963
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
Contributions
 receivable:
  Employer             93,572      27,460       9,505           0      16,758     4,056      26,378       5,634    3,781          0
  Employee            333,161      89,670      33,481           0      64,132    15,352      99,732      19,211   11,583          0
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
    Total             426,733     117,130      42,986           0      80,890    19,408     126,110      24,845   15,364          0
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
Net assets
 available
 for benefits     $23,519,237  $7,582,286  $1,909,507  $        0  $3,836,607  $798,958  $5,799,804  $1,024,857 $935,255 $1,631,963
                  ===========  ==========  ==========  ==========  ==========  ========  ==========  ========== ======== ==========


                                                                    December 31, 1992
                  -----------------------------------------------------------------------------------------------------------------
                                             SHORT-
                                 GOVERN-     INTER-                                                                       GUARAN-
                                  MENT       MEDIATE     INTER-                 GROWTH                          QUANEX     TEED
                                 MONEY       GOVERN-     MEDIATE                 AND                            COMMON    INVEST-
                                 MARKET       MENT        BOND       PURITAN    INCOME    MAGELLAN   OVERSEAS   STOCK      MENT
                     TOTAL        FUND        FUND        FUND        FUND       FUND       FUND       FUND      FUND     CONTRACT
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------  -------  ----------
Assets:
Investments, at
 fair value:
 Mutual fund
  assets          $17,570,623  $9,200,742  $        0  $2,035,486  $2,243,448  $      0  $3,591,873  $  499,074
 Quanex common
  stock               609,487                                                                                   $609,487
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
                   18,180,110   9,200,742           0   2,035,486   2,243,448         0   3,591,873     499,074  609,487
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
Deposits with
 insurance
 company, at
 contract value     2,143,329                                                                                            $2,143,329
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
    Total          20,323,439   9,200,742           0   2,035,486   2,243,448         0   3,591,873     499,074  609,487  2,143,329
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
Contributions
 receivable:
  Employer             88,453      33,808          24      14,027      13,756       193      20,482       4,185    1,978          0
  Employee            286,411     107,334          98      46,675      44,442       762      68,484      12,872    5,744          0
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
    Total             374,864     141,142         122       60,702     58,198       955      88,966      17,057    7,722          0
                  -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------- -------- ----------
Net assets
 available
 for benefits     $20,698,303  $9,341,884  $      122  $2,096,188  $2,301,646  $    955  $3,680,839  $  516,131 $617,209 $2,143,329
                  ===========  ==========  ==========  ==========  ==========  ========  ==========  ========== ======== ==========

K. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS TO INVESTMENT PROGRAMS

     The following tables provide supplemental information regarding the change in net assets available for benefits by investment fund.

                                                                   December 31, 1993
                 -----------------------------------------------------------------------------------------------------------------
                                            SHORT-
                                GOVERN-     INTER-                                                                       GUARAN-
                                 MENT       MEDIATE     INTER-                 GROWTH                          QUANEX     TEED
                                MONEY       GOVERN-     MEDIATE                 AND                            COMMON    INVEST-
                                MARKET       MENT        BOND       PURITAN    INCOME    MAGELLAN   OVERSEAS   STOCK      MENT
                    TOTAL        FUND        FUND        FUND        FUND       FUND       FUND       FUND      FUND     CONTRACT
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------  -------  ----------
Investment
 income:
 Interest and
  dividends      $ 1,494,799  $  242,417  $  113,265  $   11,105  $  420,772  $ 34,859  $  498,628  $ 14,892   $25,455   $  133,406
 Net appreciation
  (depreciation)
  in fair value
  of investments     872,527           0     (15,455)     24,539     153,277    38,296     482,545     209,881   (20,556)         0
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ----------  --------   --------
   Total           2,367,326     242,417      97,810      35,644     574,049    73,155     981,173     224,773     4,899    133,406
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ----------  --------   --------
Contributions:
 Employer            815,869     277,867     100,865           0     137,965    22,842     208,675      40,308    27,332         15
  Less
   forfeitures        13,061       5,234       1,655         308       1,947         0       2,691         481       335        410
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ----------  --------   --------
                     802,808     272,633      99,210        (308)    136,018    22,842     205,984      39,827    26,997       (395)
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ----------  --------   --------

  Employee         2,873,550     895,669     409,868           0     495,052   103,595     751,804     134,342    83,156         64
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ----------  --------   --------
                   3,676,358   1,168,302     509,078        (308)    631,070   126,437     957,788     174,169   110,153       (331)
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ----------  --------   --------
    Total          6,043,684   1,410,719     606,888      35,336   1,205,119   199,592   1,938,961     398,942   115,052    133,075
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ----------  --------   --------

Benefit payments   2,741,106   1,352,528     229,747      20,412     335,033    70,208     410,331      63,707    69,176    189,964

Transfer of
 Bellville assets    481,644     193,575      43,764           0      56,990         0     110,231      18,530    31,258     27,296

Fund transfers             0  (1,622,860)  1,576,009  (2,111,405)    721,080   688,619     700,438     192,020   303,281   (427,182)
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ----------  --------  ---------
  Increase in
   net assets
   available
   for benefits    2,820,934  (1,758,244)  1,909,386  (2,096,481)  1,534,176   798,003   2,118,837     508,725   317,899   (511,367)
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ----------  --------  ---------
Net assets
 available
 for benefits:

 Beginning of
  year            20,698,303   9,340,532         122   2,096,481   2,302,432       953   3,680,969     516,132   617,210  2,143,472
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ----------  -------- ----------
 End of year     $23,519,237  $7,582,286  $1,909,508  $        0  $3,836,608  $798,956  $5,799,806  $1,024,857  $935,109 $1,632,105
                 ===========  ==========  ==========  ==========  ==========  ========  ==========  ==========  ======== ==========

K. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS TO INVESTMENT PROGRAMS

     (Continued)


                                                                   December 31, 1993
                 -----------------------------------------------------------------------------------------------------------------
                                            SHORT-
                                GOVERN-     INTER-                                                                       GUARAN-
                                 MENT       MEDIATE     INTER-                 GROWTH                          QUANEX     TEED
                                MONEY       GOVERN-     MEDIATE                 AND                            COMMON    INVEST-
                                MARKET       MENT        BOND       PURITAN    INCOME    MAGELLAN   OVERSEAS   STOCK      MENT
                    TOTAL        FUND        FUND        FUND        FUND       FUND       FUND       FUND      FUND     CONTRACT
                 -----------  ----------  ----------  ----------  ----------  --------  ----------  ---------  -------  ----------
Investment
 income:
 Interest and
  dividends      $ 1,424,362  $  346,876   $      0   $  130,412  $  189,841  $      0  $  464,441  $ 54,267  $  8,013  $  230,512
 Net appreciation
  (depreciation)
  in fair value
  of investments    (429,098)          0          0      (30,263)     47,914         0    (243,956) (117,635)  (85,158)          0
                 -----------  ----------   --------   ----------  ----------  --------  ----------  --------  --------  ----------
   Total             995,264     346,876          0      100,149     237,755         0     220,485   (63,368)  (77,145)    230,512
                 -----------  ----------   --------   ----------  ----------  --------  ----------  --------  --------  ----------
Contributions:
 Employer            864,885     349,474         24      127,676     130,610       192     193,005    47,210    16,694
  Less
   forfeitures        34,913      23,835          0        2,508       2,247         0       1,746       838       489       3,250
                 -----------  ----------   --------   ----------  ----------  --------  ----------  --------  --------  ----------
                     829,972     325,639         24      125,168     128,363       192     191,259    46,372    16,205      (3,250)


  Employee         2,909,438   1,135,444         98      447,767     441,284       761     679,205   153,163    51,716           0
                 -----------  ----------   --------   ----------  ----------  --------  ----------  --------  --------  ----------
                   3,739,410   1,461,083        122      572,935     569,647       953     870,464   199,535    67,921      (3,250)
                 -----------  ----------   --------   ----------  ----------  --------  ----------  --------  --------  ----------
    Total          4,734,674   1,807,959        122      673,084     807,402       953   1,090,949   136,167    (9,224)    227,262
                 -----------  ----------   --------   ----------  ----------  --------  ----------  --------  --------  ----------

Benefit payments   2,623,867   1,694,874          0      164,511     200,059         0     135,047    33,659    12,391     383,326

Fund transfers             0     (49,740)         0      411,508     573,978         0     819,243   (52,223)  561,167  (2,263,933)
                 -----------  ----------   --------   ----------  ----------  --------  ----------  --------  --------  ----------
  Increase in
   net assets
   available
   for benefits    2,110,807      63,345        122      920,081   1,181,321       953   1,775,145    50,285   539,552  (2,419,997)
                 -----------  ----------   --------   ----------  ----------  --------  ----------  --------  --------  ----------
Net assets
 available
 for benefits:

 Beginning of
  year            18,587,496   9,277,187          0    1,176,400   1,121,111         0   1,905,824   465,847    77,658   4,563,469
                 -----------  ----------   --------   ----------  ----------  --------  ----------  --------  --------  ----------
 End of year     $20,698,303  $9,340,532   $    122   $2,096,481  $2,302,432  $    953  $3,680,969  $516,132  $617,210  $2,143,472
                 ===========  ==========   ========   ==========  ==========  ========  ==========  ========  ========  ==========

          Item 27a - Schedule of Assets Held for Investment Purposes
                           EIN: 38-1872178; PN: 012
                   QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

                     SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31,1993




                                                             Shares/        Cost of         Current
                                                            Par Value     Acquisition        Value
                                                            ---------     -----------     -----------
Mutual fund assets:
- - - - - -------------------
Fidelity Investments Government Money Market Fund*          7,465,156     $ 7,465,156     $ 7,465,156

Fidelity Investments Short-Intermediate Government Fund*      188,919       1,881,922       1,866,521

Fidelity Investments Puritan Fund*                            238,458       3,595,443       3,755,717

Fidelity Investments Growth and Income Fund*                   35,083         750,110         779,550

Fidelity Investments Magellan Fund*                            80,080       5,411,605       5,673,694

Fidelity Investments Overseas Fund*                            36,457         901,909       1,000,012
                                                                          -----------     -----------
        Total mutual fund assets                                           20,006,145      20,540,650
                                                                          -----------     -----------

Common stock:
- - - - - -------------
Quanex Corporation*                                            52,943       1,015,602         919,891
                                                                          -----------     -----------

Deposits with insurance company:
- - - - - --------------------------------
Metropolitan Life Guaranteed Investment Contract                  N/A       1,631,963       1,631,963
                                                                          -----------     -----------
        Total investments                                                 $22,653,710     $23,092,504
                                                                          ===========     ===========

* Party-in-Interest

              Item 27d - Schedule of Reportable (5%) Transactions
                            EIN: 38-1872178; PN: 012
                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31,1993

                              Single Transactions





                                                                                     Current Value
                                                                                      of Asset on        Net
                                            Purchase       Selling       Cost of      Transaction      Gain or
        Description of Assets                 Price         Price         Asset           Date         (Loss)
       ----------------------              ---------      -------        -------      -----------      -------
Mutual Fund Assets:

Fidelity Investments*:

  Short-Intermediate Government Fund       $1,986,796                                $1,986,796

  Intermediate Bond Fund                                 $1,980,290    $1,942,721     1,980,290       $37,569



                             Series of Transactions

                                       Total
                                     Number of                     Total                                     Current Value    Net
                                     Purchases                   Number of                                     of Asset on    Gain
                                      During       Purchase     Sales During     Selling                      Transaction      or
        Description                  Plan Year       Price        Plan Year       Price     Cost of Asset        Date        (Loss)
        -----------                 ----------     --------     ------------     -------    -------------    ----------     --------
Mutual Fund Assets:

Fidelity Investments

  Government Money Market Fund          181       $2,154,423                                                 $2,154,423
                                                                    240       $3,889,653     $3,889,653       3,889,653        --
  Short-intermediate Government Fund    133        3,001,606                                                  3,001,606
                                                                    124        1,119,629      1,119,683       1,119,629     $   (54)
  Intermediate Bond Fund                 11           72,853                                                     72,853
                                                                     12        2,132,878      2,093,751       2,132,878      39,127
  Puritan Fund                          116        2,032,041                                                  2,032,041
                                                                     84          673,050        613,307         673,050      59,743
  Growth and Income Fund                 90          904,864                                                    904,864
                                                                     19          163,610        154,754         163,610       8,856
  Magellan Fund                         120        2,535,981                                                  2,535,981
                                                                     94          936,703        891,528         936,703      45,175

- - - - - ----------------

*Party-in-Interest

                              INDEX TO EXHIBITS

    EXHIBIT
    NUMBER
    23.1             Independent Auditor's Consent
